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RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK                [RIVERSOURCE LOGO(SM)]

     HOME OFFICE:
     20 Madison Avenue Extension
     Albany, New York 12203



                      MERGER AND NAME CHANGE ENDORSEMENT

Effective December 31, 2006, American Centurion Life Assurance Company merged into IDS Life Insurance Company of New York which, in turn, changed its name to RiverSource Life Insurance Co. of New York. RiverSource Life Insurance Co. of New York is the surviving company. RiverSource Life Insurance Co. of New York is now obligated to you under the terms of your policy, certificate or contract. All references in your policy, certificate or contract to the name American Centurion Life Assurance Company are replaced with the name RiverSource Life Insurance Co. of New York as of that date. The terms "We", "Us", "Our", or "Company", means RiverSource Life Insurance Co. of New York.

The address and telephone number you previously used for premium payments, claims, notices or actions regarding your coverage remain unchanged. To communicate with the company regarding questions about the merger or name change, contact us at:

                              [   P.O. Box 5144
                            Albany, New York  12205
                         (800) 541-2251, Option 3   ]


Your benefits will not change as a result of the merger or the name change. All other provisions of your policy, certificate or contract remain the same. All coverage under your policy, certificate or contract is provided by RiverSource Life Insurance Co. of New York.




                                       [    /s/ Thomas R. Moore    ]


                                                Secretary



IMPORTANT: This endorsement should be attached to and made a part of your insurance policy, certificate or contract.




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